Exhibit 2

Schedule B to Liquidnet, Inc. Form BD
BD – Indirect Owners

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Entity in Which Interest Is Owned, Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

TP ICAP Holdings Limited, FE, Liquidnet Holdings, Inc., Shareholder, 03/2021, E, Y, N, Foreign
TP ICAP Group plc, FE, TP ICAP Holdings Limited, Shareholder, 03/2021, E, Y, N, Foreign